Exhibit 99.1

FOR IMMEDIATE RELEASE

IHS HOLDING LIMITED REPORTS THIRD QUARTER 2024 FINANCIAL RESULTS

CONSOLIDATED HIGHLIGHTS – THIRD QUARTER 2024

●	Revenue of $420.3 million declined 3.5% compared to the second quarter of 2024 with continued growth in revenue from Colocation, Lease Amendments and New Sites partially offsetting the initial impact of the new financial terms in the renewed and extended contracts with MTN Nigeria signed during this quarter. Revenue decreased by 10.0% (or increased by 49.0% organically) year-on-year, with foreign exchange (“FX”) resets and escalations, captured within organic growth, helping to mitigate the impact of the 52.0% devaluation of the Nigerian Naira (“NGN”)
●	Adjusted EBITDA of $246.0 million (58.5% Adjusted EBITDA Margin) increased 3.3% year-on-year, reflecting continued cost control
●	Loss for the period was $205.7 million of which $236.0 million relates to unrealized FX losses
●	Cash from operations was $182.4 million
●	Adjusted Levered Free Cash Flow (“ALFCF”) was $87.1 million
●	Total Capex was $66.5 million
●	Reiterating 2024 guidance for Revenue of $1,670-1,700 million, Adjusted EBITDA of $900-920 million, ALFCF guidance of $250-270 million, with net leverage ratio target remaining 3.0x-4.0x. Reducing Capital expenditure (“Total Capex”) guidance to $270-300 million (from $330-370 million) driven by further capex savings

London, United Kingdom, November 12, 2024. IHS Holding Limited (NYSE: IHS) (“IHS Towers” or the “Company”), one of the largest independent owners, operators, and developers of shared communications infrastructure in the world by tower count, today reported financial results for the third quarter ended September 30, 2024.

Sam Darwish, IHS Towers Chairman and Chief Executive Officer, stated, “We’re reporting another solid performance across our key metrics in the third quarter, driven by healthy secular demand and the quality of our contract structures. This led to a robust Revenue performance despite significant FX headwinds, and the initial impact of the new financial terms in the renewed and extended contracts with MTN Nigeria signed during the quarter. Our strong third quarter Adjusted EBITDA, reaching an Adjusted EBITDA margin of 58.5%, highlights the resilience of our financial model and our continued financial discipline. We are also pleased with our ALFCF generation during the third quarter, driven by ongoing capex optimization, demonstrating our focus on increased cash generation. Based on our year to date capital allocation decisions, and our expectation of making further capex savings, we are revising our full year 2024 capex guidance range down to $270 million - $300 million. Given our performance year to date we also remain confident on achieving our current 2024 Revenue, Adjusted EBITDA and ALFCF guidance, and are trending towards the upper end of our existing ranges. Our guidance reflects updated currency assumptions, which resulted in a positive impact on our Nigeria revenues, partially offset by a negative impact on our Brazil, Zambia, Côte d’Ivoire and Cameroon revenues.

We’ve made further significant commercial progress during 2024 including within this third quarter, having recently renewed and extended all our MTN tower MLAs and extended our Airtel Nigeria MLA.  These renewed or extended contracts with Key Customers cover approximately 72% of our Revenue.  We have lengthened our average Tenant term to 8.1 years, increased our Contracted Revenues to $12.3 billion, and ensured that we have no material renewals with our largest customer, MTN, until the end of 2032. During the third quarter specifically, we reached the significant commercial milestone of renewing and extending all our tower contracts with MTN Nigeria through 2032, covering nearly 13,500 tenancies and approximately 23,800 Lease Amendments, including 1,430 of the approximately 2,500 tenancies that were due to expire in 2024 and 2025, but will now remain with IHS Nigeria. This agreement draws a line under a series of customer renewals.

We’ve also made significant progress on the balance sheet strategy as we have extended our maturity profile and shifted more of our debt into local currency, through our new approximately $439 million dual-tranche term loan, entered into recently in October 2024, proceeds of which were used to refinance our existing $430 million term loan that was due to mature in October 2025.

In Nigeria, we have seen reduced volatility of the Naira during the quarter compared to earlier in the year, although devaluation against the USD still remains.  Importantly, we continue to see USD availability, allowing us to source and upstream U.S. dollars to Group, with $155 million upstreamed year to date as of November 8, 2024. The average FX rate for the U.S. dollar to the Naira was 1,601 during the third quarter, compared to an average FX rate of 1,392 during 2Q24, equating to a $36 million revenue headwind quarter-on-quarter. This, compared to a more sizeable devaluation year-on-year, with the average rate for the U.S. dollar to the Naira of 768 a year ago, leading to a $265 million revenue headwind year-on-year. Our FX resets, however, helped to ensure our reported revenues only declined 10% year-on year, and an Adjusted EBITDA which grew 3% over the same period.

As already highlighted, during the quarter we have continued to deliver on numerous elements of our strategic review. Our third quarter performance shows continued progress towards our goal of increasing Adjusted EBITDA and substantially reducing our capex to increase cash flow generation. The MTN Nigeria contract renewal & extension finalizes the larger MLA renewals work.  Our balance sheet continues to improve with extended maturity and more local currency debt. In terms of assets review, we continue to examine our portfolio of markets and reiterate our target to raise proceeds of $500 million to $1 billion by May 2025. Finally, regarding capital allocation, we continue to expect that proceeds from those initiatives will be used primarily to pay down our debt; however, we will also consider deploying excess proceeds through share buybacks and / or introducing a dividend policy. To be clear, these initial targets do not rule out further initiatives to increase shareholder value, which we continue to assess in parallel.”

Full Year 2024 Outlook Guidance

The following full year 2024 guidance is based on a number of assumptions that management believes to be reasonable and reflects the Company’s expectations as of November 12, 2024. Actual results may differ materially from these estimates as a result of various factors, and the Company refers you to the cautionary language regarding “forward-looking” statements included in this press release when considering this information. The Company’s revised outlook includes the impact from the renewal and extension of all tower contracts with MTN Nigeria.

The Company’s outlook is based on the following assumptions:

●	Organic revenue Y/Y growth of approximately 48% (at the mid-point)
●	Average foreign currency exchange rates to 1.00 U.S. Dollar for January 1, 2024, through December 31, 2024, for key currencies: (a) 1,500 Nigerian Naira; (b) 5.30 Brazilian Real (c) 0.92 Euros (d) 18.50 South African Rand
●	Project Green capex of approximately $10.0 million
●	Build-to-suit of ~850 sites of which ~600 sites in Brazil
●	Net leverage ratio target of 3.0x-4.0x

Metric	Current Range	Previous Range
Revenue	$1,670M-1,700M	$1,670M-1,700M
Adjusted EBITDA (1)	$900M-920M	$900M-920M
Adjusted Levered Free Cash Flow (1)	$250M-270M	$250M-270M
Total Capex	$270M-300M	$330M-370M

(1)	Adjusted EBITDA and ALFCF are non-IFRS financial measures. See “Use of Non-IFRS financial measures” for additional information and a reconciliation to the most comparable IFRS measures. We are unable to provide a reconciliation of Adjusted EBITDA and ALFCF to (loss)/income and cash from operations, respectively, for the periods presented above without an unreasonable effort, due to the uncertainty regarding, and the potential variability, of these costs and expenses that may be incurred in the future, including, in the case of Adjusted EBITDA, share-based payment expense, finance costs, and insurance claims, and in the case of ALFCF, cash from operations, net movement in working capital and maintenance capital expenditures, each of which adjustments may have a significant impact on these non-IFRS measures.

RESULTS FOR THE THIRD QUARTER 2024

The table below sets forth select unaudited financial results for the quarters ended September 30, 2024, and September, 30, 2023:

	Three months ended
	September 30,	September 30,	Y on Y
	2024	2023 (1)	Growth
	$’000	$’000%

Revenue	420,282	467,023	(10.0)
Adjusted EBITDA(2)	245,975	238,102	3.3
Loss for the period	(205,703)	(268,804)	23.5
Cash from operations	182,431	229,913	(20.7)
ALFCF(2)	87,109	85,759	1.6
(1)	Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria.
(2)	Adjusted EBITDA and ALFCF are non-IFRS financial measures. See “Use of Non-IFRS financial measures” for additional information, definitions and a reconciliation to the most comparable IFRS measures.

Impact of Nigerian Naira devaluation

In mid-June 2023, the Central Bank of Nigeria implemented steps to unify the Nigerian foreign exchange market by replacing the old regime of multiple exchange rate segments into a single Investors and Exporters (“I&E”) window within which foreign exchange transactions would be determined by market forces and which was subsequently renamed NAFEM (Nigerian Autonomous Foreign Exchange Rate Fixing Market) in October 2023. The Group uses the USD/NGN rate published by Bloomberg for Group reporting purposes.

As a result of the steps taken by the Central Bank of Nigeria, the Naira devalued between the period immediately prior to the announcement and the month end rate as of June 30, 2023. The Naira continued to devalue in the second half of 2023 and in January 2024, there was a further significant devaluation. During the second and third quarters of 2024, the Naira has continued to devalue but at a significantly slower rate as compared to the first quarter of 2024.

The table below summarizes the closing and average rates per period and related movements.

	Closing Rate	Closing Rate Movement (1)	Average Rate	Average Rate Movement (1)
	₦:$	$:₦	₦:$	$:₦
14 June 2023	472.3	—	—	—
30 June 2023	752.7	(37.3)%	508.0	—
30 September 2023	775.6	(2.9)%	767.7	(33.8)%
31 December 2023	911.7	(14.9)%	815.0	(5.8)%
31 March 2024	1,393.5	(34.6)%	1,315.9	(38.1)%
30 June 2024	1,514.3	(8.0)%	1,391.8	(5.4)%
30 September 2024	1,669.1	(9.3)%	1,601.0	(13.1)%
(1)	Movements presented for each period are between that period’s rate and the preceding period rate and are calculated as a percentage of the period’s rate.

Due to the Naira devaluation, Revenue and segment Adjusted EBITDA were negatively impacted by $264.7 million and $172.4 million, respectively, in the third quarter of 2024, based on the average rate used in that quarter compared to the third quarter of 2023 average rate. At the same time, there were contract resets that partially offset the negative foreign exchange impact on Revenue and segment Adjusted EBITDA. In addition, the Naira devaluation resulted in an impact on finance costs, specifically related to net unrealized foreign exchange losses on financing of $232.1 million in our Nigeria segment in the third quarter of 2024. This is due to the USD denominated internal shareholder loans from Group entities to Nigeria and USD denominated third party debt. As the functional currency of the Nigeria businesses is NGN, these USD balances have been revalued in NGN using the rate as of September 30, 2024, resulting in an increase in unrealized loss on foreign exchange.

Results for the three months ended September 30, 2024 versus 2023

Revenue

Revenue for the three month period ended September 30, 2024 (“third quarter”) of $420.3 million declined 10.0% year-on-year. Organic revenue(1) increased by $229.0 million year-on-year during the third quarter, or 49.0%, driven primarily by foreign exchange resets and escalations in addition to continued growth in Tenants, Lease Amendments and New Sites. This growth was partially offset by the initial impact of the new financial terms in the renewed and extended contracts with MTN Nigeria, signed during the third quarter. Aggregate inorganic revenue growth was $0.1 million, which primarily related to the sixth stage of the Kuwait Acquisition. The increase in organic revenue was more than offset by the non-core impact of negative movements in foreign exchange rates of $275.9 million, or 59.1%, of which $264.7 million was due to the devaluation of the NGN.

Refer to the revenue component of the segment results section of this discussion and analysis for further details.

For the third quarter, the net increase in Towers was 911 year-on-year, resulting in total Towers of 40,650 at the end of the period, and primarily resulted from the addition of 1,346 New Sites (including 210 reintegrated towers in 3Q24 from our smallest Key Customer in Nigeria), partially offset by 350 Churned, 59 net divestiture from Latam and 26 decommissioned. We added 1,119 net new Tenants year-on-year (including 529 Churned Tenants in 3Q24 from our smallest Key Customer in Nigeria on which we were not recognizing revenue), resulting in total Tenants of 60,315 and a Colocation Rate of 1.48x at the end of the third quarter. Year-on-year, we added 4,135 Lease Amendments, driven primarily by 5G and fiber upgrades, resulting in total Lease Amendments of 39,389 at the end of the third quarter.

(1)	Refer to “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the definition of organic revenue and additional information.

Adjusted EBITDA

Adjusted EBITDA for the third quarter was $246.0 million, reaching an Adjusted EBITDA margin of 58.5%. Adjusted EBITDA increased 3.3% year-on-year in the third quarter reflecting the decrease in revenue discussed above, more than offset by a decrease in cost of sales. The reduction in cost of sales was primarily driven by a decrease in regulatory fees of $12.1 million, primarily relating to a review of the current and historical license obligations in the SSA segment, and a decrease in tower repairs and maintenance costs, power generation costs, security services costs, and staff costs of  $7.4 million, $5.5 million, $4.4 million, and $1.5 million respectively. The $11.1 million reduction in other cost of sales primarily relates to FX losses on goods in transit in Nigeria during the third quarter of 2023.

Loss for the period

Loss for the period in the third quarter of 2024 was $205.7 million, compared to a loss of $268.8 million for the third quarter of 2023. This equates to a reduction of loss of $63.1 million year-on-year, which was primarily due to a reduction in impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent of $99.3 million primarily driven by power equipment assets in our SSA segment being classified as assets held for sale and remeasured at fair value less cost to sell in the third quarter of 2023, coupled with an increase in the net gain on the fair value of embedded options of $24.3 million which is driven by the increase in the market value of the Existing 2027 Senior Notes which increased the value of the embedded call options within these notes. This was partially offset by higher finance costs of $79.2 million driven by an increase in the unrealized net foreign exchange losses arising from financing as a result of the devaluation of the NGN, as well as a decrease in revenue as discussed above.

Cash from operations

Cash from operations for the third quarter of 2024 was $182.4 million, compared to $229.9 million for the third quarter of 2023. The decrease reflects an increased outflow in working capital of $50.6 million (inclusive of a withholding tax receivable increase of $20.2 million), partially offset by an increase in operating income of $3.1 million.

ALFCF

ALFCF for the third quarter of 2024 was $87.1 million, compared to $85.8 million for the third quarter of 2023. The increase in ALFCF was primarily due to the increase in Adjusted EBITDA of $7.9 million and reduction in revenue withholding tax of $3.0 million, partially offset by an increase in net interest paid of $8.6 million.

SEGMENT RESULTS

Revenue and Adjusted EBITDA by segment

Revenue and segment Adjusted EBITDA, our key profitability measures used to assess the performance of our reportable segments, were as follows:

	Revenue			Adjusted EBITDA
	Three months ended			Three months ended
	September 30,	September 30,		September 30,	September 30,
	2024	2023	Change	2024	2023	(1)	Change
	$'000	$'000%		$'000	$'000%

Nigeria	242,290	271,394	(10.7)	158,900	164,152		(3.2)
SSA	120,139	133,481	(10.0)	81,046	66,285		22.3
Latam	45,148	51,883	(13.0)	33,798	38,163		(11.4)
MENA	12,705	10,265	23.8	8,014	5,155		55.5
Unallocated corporate expenses(2)	—	—	—	(35,783)	(35,653)		(0.4)
Total	420,282	467,023	(10.0)	245,975	238,102		3.3
(1)	Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria.
(2)	Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, legal, finance, tax and treasury services.

Nigeria

Third quarter revenue decreased 10.7% year-on-year to $242.3 million. Organic revenue increased by $235.6 million, or 86.8%, driven primarily by foreign exchange resets and diesel prices, as well as continued growth in revenue from Colocation and Lease Amendments, partially offset by a reduction in revenues related to the new financial terms in the renewed contracts with MTN Nigeria, signed during the third quarter of 2024. The reported decrease in revenue was primarily driven by the impact of negative movements in foreign exchange rates with an average Naira rate of ₦1,601 to $1.00 in the third quarter of 2024 compared to the average rate of ₦768 to $1.00 in the third quarter of 2023. This led to a non-core decline of $264.7 million, or 97.5% year-on-year, a smaller decline compared to that which we reported during the second quarter of 2024 given the third quarter of 2023 was a period impacted by the significant devaluation of June 2023 but yet to benefit from our contracts resetting in the fourth quarter of 2023.

During the third quarter, Tenants decreased by 279 year-on-year, with growth of 535 from Colocation and 96 from New Sites, more than offset by 910 Churned (which includes, for the third quarter of 2024, 529 Tenants occupied by our smallest Key Customer on which we were not recognizing revenue), while Lease Amendments increased by 1,601 primarily due to 3G, 5G and fiber upgrades.

Segment Adjusted EBITDA for the third quarter declined 3.2% year-on-year to $158.9 million, for a margin of 65.6%. The year-on-year decline in segment Adjusted EBITDA for the third quarter primarily reflects the decrease in revenue discussed above, partially offset by a reduction in cost of sales, despite a year-on-year increase in the cost of diesel in the third quarter of $4.9 million. The reduction in cost of sales was primarily driven by a decrease in tower repairs and maintenance costs of $4.4 million and security services costs ($2.0 million), due to the movements in foreign exchange rates discussed above. The decrease was also driven by a reduction in the USD equivalent amounts of regulatory fees ($1.6 million) and staff costs ($1.2 million). These are solely due to the Naira devaluation discussed above, even though the underlying local costs increased during the period. The $9.6 million reduction in other cost of sales, respectively, primarily relates to the foreign exchange losses on goods in transit in Nigeria during the third quarter.

SSA

Third quarter revenue decreased 10.0% year-on-year to $120.1 million, primarily driven by movements in organic revenue, which decreased by $8.3 million, or 6.2%, due to factors including lower power pass through revenues being recognized after the changes in our agreements with MTN South Africa on the power managed services business. These changes to power pass through revenue have no impact on Adjusted EBITDA. Other factors impacting organic revenue include growth in Tenants, New Sites and Lease Amendments, together with escalations and foreign exchange resets. The overall decrease in revenue in the third quarter was also impacted by the non-core impact of negative movements in foreign exchange rates of $5.0 million, or 3.8%.

During the third quarter, Tenants increased by 729 year-on-year, including 664 from Colocation, 144 from New Sites and 79 from Churn, while Lease Amendments increased by 2,061.

Segment Adjusted EBITDA for the third quarter grew 22.3% year-on-year to $81.0 million, for a margin of 67.5%. The year-on-year increase in segment Adjusted EBITDA for the third quarter primarily reflects a decrease in cost of sales of $26.7 million, driven by reduced regulatory fees ($10.5 million) primarily relating to a review of the current and historical license obligations, and reduced tower repairs, maintenance costs security services costs and power generation costs of $3.0 million, $2.9 million and $9.5 million respectively, primarily due to the changes in our agreements with MTN South Africa discussed above. The impact on our third quarter cost of sales from these changes with MTN South Africa was reduced compared to the impact in the second quarter of 2024, driven by the one-off adjustments captured in the second quarter of 2024 relating to previous periods. This was partially offset by the decrease in revenue during the period.

Latam

Third quarter revenue decreased 13.0% year-on-year to $45.1 million and was primarily driven by the non-core impact of negative movements in foreign exchange rates of $6.2 million, or 11.9%. Organic revenue declined 0.6% in the quarter, or $0.3 million, driven by a reduction in revenues from our customer Oi S.A. (“Oi”) in Brazil as a result of their judicial recovery proceedings, partially offset by continued growth in Tenants, Lease Amendments and New Sites.

During the third quarter, Tenants increased by 657 year-on-year, including 793 from New Sites and 236 from Colocation, partially offset by 311 Churned and net divestiture of 61, primarily due to the disposal of Peru, while Lease Amendments increased by 201.

Third quarter segment Adjusted EBITDA declined 11.4% to $33.8 million and primarily reflects the decrease in revenue discussed above, as well as an increase in security services costs of $0.4 million, partially offset by a reduction in power generation costs and site rental costs of $0.4 million and $0.3 million, respectively.

MENA

Third quarter revenue increased 23.8% year-on-year to $12.7 million driven primarily by New Sites, Lease Amendments and escalations. Revenues grew inorganically in the period by $0.4 million, or 3.6%, driven primarily by the sixth stage of the Kuwait Acquisition, completed in August 2023.

During the third quarter, Tenants increased by 12 year-on-year, including 21 from New Sites, partially offset by 9 Churned, while Lease Amendments increased by 272.

Segment Adjusted EBITDA was $8.0 million for the third quarter, an increase of 55.5% year-on-year. The increase in segment Adjusted EBITDA primarily reflects the increase in revenue discussed above.

CAPITAL EXPENDITURE

For each of our reportable segments, below is the capital expenditure for the three month periods ended September 30, 2024 and 2023:

	Three months ended
	September 30,	September 30,	Y on Y
	2024	2023 (1)	Growth
	$’000	$’000%

Nigeria	(21,358)	(30,778)	(30.6)
SSA	(11,307)	(11,318)	(0.1)
Latam	(31,793)	(56,999)	(44.2)
MENA	(771)	(1,244)	(38.0)
Other	(1,231)	(542)	127.1
Total capital expenditure	(66,460)	(100,881)	(34.1)
(1)	Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria.

During the third quarter of 2024, capital expenditure (“Total Capex”) was $66.5 million, compared to $100.9 million for the third quarter of 2023. The decrease is driven by lower capital expenditure across our four reportable segments reflecting the actions we are taking to improve cash generation and to narrow our focus to projects that we expect will deliver the highest returns.

Nigeria

The 30.6% year-on-year decrease for the third quarter was primarily driven by decreases of $6.0 million related to Project Green capital expenditure given the investment planned for this project is now largely complete, $5.2 million related to fiber business capital expenditure and $2.2 million related to augmentation capital expenditure, partially offset by a $2.2 million increase related to maintenance capital expenditure.

SSA

The 0.1% year-on-year decrease for the third quarter was primarily driven by decreases of $1.5 million in maintenance capital expenditure and $1.1 million in refurbishment capital expenditure, offset by a $2.0 million increase in augmentation capital expenditure.

Latam

The 44.2% year-on-year decrease for the third quarter was primarily driven by decreases related to New Sites capital expenditure ($13.5 million), fiber business capital expenditure ($10.4 million), corporate capital expenditure ($2.4 million) and purchase of land for new or existing sites ($1.5 million).

MENA

The 38.0% year-on-year decrease for the third quarter was primarily due to a decrease in New Sites capital expenditure ($0.6 million) and maintenance capital expenditure ($0.2 million), partially offset by an increase in other capital expenditure ($0.2 million) and refurbishment capital expenditure ($0.2 million).

FINANCING ACTIVITIES DURING THE THREE MONTHS ENDED SEPTEMBER 30, 2024

Nigeria (2023) Term Loan and Nigeria (2023) Revolving Credit Facility

In August 2024, the cap of 24%, to which the floating interest rates per annum were subject in the NGN 165.0 billion (approximately $98.9 million) loan and the NGN 55.0 billion (approximately $33.0 million) facility, both entered into in January 2023, was amended to 27%.

FINANCING ACTIVITIES AFTER THE REPORTING PERIOD ENDED SEPTEMBER 30, 2024

IHS Holding (2024) dual-tranche Bullet Term Loan Facility

In October 2024, IHS Holding Limited entered into and drew down on a dual-tranche $255.0 million and ZAR 3,246.0 million loan agreement (together totaling approximately $438.6 million). This syndicated facility is scheduled to terminate in October 2029. The majority of the proceeds have been applied toward the repayment of the IHS Holding (2022) Bullet Term Loan Facility.  The applicable interest rate on the dollar tranche is Term SOFR, plus a margin of 4.50% and on the ZAR tranche is JIBAR, plus a margin of 4.50%.

IHS Holding (2022) Bullet Term Loan Facility

In October 2024, the outstanding principal amount of $430.0 million under this facility was fully repaid with the proceeds from the IHS Holding (2024) dual-tranche Bullet Term Loan Facility described above.

OTHER ACTIVITIES AFTER REPORTING PERIOD

Nigeria withholding tax

On October 2, 2024, the Federal Government of Nigeria released the official gazette of the “Deduction of Tax at Source (Withholding) Regulations, 2024” setting out changes to the withholding tax (“WHT”) regulations which impact the Group’s Nigerian businesses. Effective from January 1, 2025, these changes are expected to reduce the amounts of tax withheld by customers in Nigeria with respect to colocation and telecommunication tower services from 10% to 2%, which is anticipated to lead to an increase in cash flow for IHS from 2025.

Nigerian WHT can be credited against corporation tax (“CIT”) liabilities and is therefore initially recognized as an asset. Historically, the WHT credits each quarter have exceeded the total forecast CIT payable and the unutilized asset has been impaired. Going forward, the Group will reassess the extent to which previously impaired WHT credits can be recovered against future CIT liabilities, taking account of the reduction in the WHT rate from January 2025.

Conference Call

IHS Towers will host a conference call on November 12, 2024, at 8:30am ET to review its financial and operating results. Supplemental materials will be available on the Company’s website, www.ihstowers.com. The conference call can be accessed by calling +1 646 307 1963 (U.S./Canada) or +44 20 3481 4247 (UK/International). The call ID is 5159017.

A simultaneous webcast and replay will be available in the Investor Relations section of the Company’s website, www.ihstowers.com, on the Earnings Materials page.

Upcoming Conferences and Events

IHS Towers management is expected to participate in the upcoming conferences outlined below, dates noted are subject to change. Visit www.ihstowers.com/investors/investor-presentations-events for additional conferences information.

●	UBS Global Media and Communications Conference (New York) - December 9, 2024

About IHS Towers

IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is one of the largest independent multinational towercos solely focused on emerging markets. The Company has over 40,000 towers across its 10 markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Egypt, Kuwait, Nigeria, Rwanda, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com.

For more information about the Company and our financial and operating results, please also refer to the 3Q24 Supplemental Information deck posted to our Investors Relations website at www.ihstowers.com/investors.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to statements regarding our future results of operations and financial position, future organic growth, anticipated results for the fiscal year 2024, industry and business trends, business strategy, plans (including our strategic review and related productivity enhancements and cost reductions, as well as our ability to refinance or meet our debt obligations), market growth, position and our objectives for future operations, including our ability to maintain relationships with customers and continue to renew customer lease agreements or the potential benefit of the terms of such renewals or our ability to grow our business through acquisitions, the impact (illustrative or otherwise) of the new agreements with MTN Nigeria (including certain rebased fee components) on our financial results, the impact of currency and exchange rate fluctuations (including the devaluation of the Naira) and other economic and geopolitical factors on our future results and operations, the outcome and potential benefit of our strategic review, our objectives for future operations and our participation in upcoming presentations and events.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks, particularly in relation to the Nigerian Naira, and/or ability to hedge against such risks in our commercial agreements or to access U.S. Dollars in our markets;
●	the effect of regional or global health pandemics, geopolitical conflicts and wars, and acts of terrorism;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines, and complexity, such as our Carbon Reduction Roadmap (and Project Green), including plans to reduce diesel consumption, integrate solar panel and battery storage solutions on tower sites and connect more sites to the electricity grid;
●	our reliance on third-party contractors or suppliers, including failure, underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, supply chain issues or for other reasons;
●	our estimates and assumptions and estimated operating results may differ materially from actual results;

●	increases in operating expenses, including increased costs for diesel;
●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;
●	loss of customers;
●	risks related to our indebtedness;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	the identification by management of material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis or cause us to fail to meet our future reporting obligations;
●	increased costs, harm to reputation, or other adverse impacts related to increased intention to and evolving expectations for environmental, social and governance initiatives;
●	our reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	inability to raise financing to fund future growth opportunities or operating expense reduction strategies;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
●	fluctuations in global prices for diesel or other materials;
●	disruptions in our supply of diesel or other materials;
●	legal and arbitration proceedings;
●	our reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
●	risks related to the markets in which we operate, including but not limited to local community opposition to some of our sites or infrastructure, and the risks from our investments into emerging and other less developed markets;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
●	loss or damage of assets due to security issues or civil commotion;
●	loss or damage resulting from attacks on any information technology system or software;

●	loss or damage of assets due to extreme weather events whether or not due to climate change;
●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and
●	the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

The forward-looking statements in this press release are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, we note that standards and expectations regarding greenhouse gas (GHG) accounting and the processes for measuring and counting GHG emissions and GHG emissions reductions are evolving, and it is possible that our approaches both to measuring our emissions and any reductions may be at some point, either currently or in future, considered by certain parties to not be in keeping with best practices. In addition, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additionally, references to our website and other documents contained in this press release are provided for convenience only, and their content is not incorporated by reference into this press release.

CONDENSED CONSOLIDATED STATEMENT OF LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2024, AND 2023

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000

Revenue	420,282	467,023	1,273,403	1,615,755
Cost of sales*	(201,745)	(358,883)	(662,745)	(962,628)
Administrative expenses	(97,099)	(93,835)	(347,558)	(291,877)
Net reversal of loss allowance/(net loss allowance) on trade receivables	4,286	(711)	2,107	(5,225)
Other income	63	33	1,656	369
Operating income	125,787	13,627	266,863	356,394
Finance income	25,732	5,823	49,696	18,233
Finance costs*	(350,825)	(271,595)	(2,163,157)	(1,816,864)
Loss before income tax*	(199,306)	(252,145)	(1,846,598)	(1,442,237)
Income tax expense	(6,397)	(16,659)	(40,669)	(89,118)
Loss for the period*	(205,703)	(268,804)	(1,887,267)	(1,531,355)

Loss attributable to:
Owners of the Company*	(204,143)	(266,830)	(1,878,540)	(1,523,021)
Non‑controlling interests	(1,560)	(1,974)	(8,727)	(8,334)
Loss for the period	(205,703)	(268,804)	(1,887,267)	(1,531,355)

Loss per share ($) - basic*	(0.61)	(0.80)	(5.64)	(4.57)
Loss per share ($) - diluted*	(0.61)	(0.80)	(5.64)	(4.57)

Other comprehensive income:
Items that may be reclassified to income or loss
Exchange differences on translation of foreign operations*	227,539	5,346	1,264,063	634,802
Other comprehensive income for the period, net of taxes*	227,539	5,346	1,264,063	634,802

Total comprehensive income/(loss) for the period*	21,836	(263,458)	(623,204)	(896,553)

Total comprehensive income/(loss) attributable to:
Owners of the Company*	18,051	(254,269)	(592,175)	(896,612)
Non‑controlling interests	3,785	(9,189)	(31,029)	59
Total comprehensive income/(loss) for the period*	21,836	(263,458)	(623,204)	(896,553)

*Revised comparative periods to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

AT SEPTEMBER 30, 2024, AND DECEMBER 31, 2023

	September 30,	December 31,
	2024	2023
	$’000	$’000
Non‑current assets
Property, plant and equipment	1,436,945	1,740,235
Right of use assets	807,033	886,909
Goodwill	441,971	619,298
Other intangible assets	809,667	933,030
Deferred income tax assets	64,508	63,786
Derivative financial instrument assets	31,170	1,540
Trade and other receivables	127,198	147,305
	3,718,492	4,392,103
Current assets
Inventories	31,874	40,589
Income tax receivable	1,992	3,755
Derivative financial instrument assets	157	565
Trade and other receivables	421,218	607,835
Cash and cash equivalents	397,499	293,823
Assets held for sale	—	26,040
	852,740	972,607

TOTAL ASSETS	4,571,232	5,364,710

Non‑current liabilities
Trade and other payables	5,153	4,629
Borrowings	3,354,762	3,056,696
Lease liabilities	513,484	510,838
Provisions for other liabilities and charges	95,447	86,131
Deferred income tax liabilities	127,923	137,106
	4,096,769	3,795,400
Current liabilities
Trade and other payables	400,929	532,627
Provisions for other liabilities and charges	160	277
Derivative financial instrument liabilities	10,537	68,133
Income tax payable	58,106	75,612
Borrowings	176,996	454,151
Lease liabilities	93,699	91,156
	740,427	1,221,956

TOTAL LIABILITIES	4,837,196	5,017,356

Stated capital	5,399,635	5,394,812
Accumulated losses	(7,171,934)	(5,293,394)
Other reserves	1,299,858	8,430
Equity attributable to owners of the Company	(472,441)	109,848
Non‑controlling interest	206,477	237,506
TOTAL EQUITY	(265,964)	347,354

TOTAL LIABILITIES AND EQUITY	4,571,232	5,364,710

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024, AND 2023

	Attributable to owners of the Company
					Non‑
	Stated	Accumulated	Other		controlling	Total
	capital	losses	reserves	Total	interest	equity
	$’000	$’000	$’000	$’000	$’000	$’000

Balance at January 1, 2023	5,311,953	(3,317,652)	(861,271)	1,133,030	227,200	1,360,230
Shares repurchased and canceled through buyback program	(10,022)	—	—	(10,022)	—	(10,022)
NCI arising on business combination	—	—	—	—	1,922	1,922
Options converted to shares	89,432	—	(89,432)	—	—	—
Share‑based payment expense	—	—	9,327	9,327	—	9,327
Other reclassifications related to share-based payment	—	867	(1,426)	(559)	—	(559)
Total transactions with owners	79,410	867	(81,531)	(1,254)	1,922	668

Loss for the period*	—	(1,523,021)	—	(1,523,021)	(8,334)	(1,531,355)
Other comprehensive income*	—	—	626,409	626,409	8,393	634,802
Total comprehensive (loss)/income*	—	(1,523,021)	626,409	(896,612)	59	(896,553)

Balance at September 30, 2023*	5,391,363	(4,839,806)	(316,393)	235,164	229,181	464,345

Balance at January 1, 2024	5,394,812	(5,293,394)	8,430	109,848	237,506	347,354
Options converted to shares	4,823	—	(4,823)	—	—	—
Share‑based payment expense	—	—	9,886	9,886	—	9,886
Total transactions with owners	4,823	—	5,063	9,886	—	9,886

Loss for the period	—	(1,878,540)	—	(1,878,540)	(8,727)	(1,887,267)
Other comprehensive income/(loss)	—	—	1,286,365	1,286,365	(22,302)	1,264,063
Total comprehensive (loss)/income	—	(1,878,540)	1,286,365	(592,175)	(31,029)	(623,204)

Balance at September 30, 2024	5,399,635	(7,171,934)	1,299,858	(472,441)	206,477	(265,964)

*Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2024, AND 2023

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000
Cash flows from operating activities
Cash from operations*	182,431	229,913	427,011	740,869
Income taxes paid	(6,575)	(8,450)	(35,091)	(42,407)
Payment for rent	(1,362)	(1,204)	(6,871)	(4,147)
Payment for tower and tower equipment decommissioning	(27)	(6)	(52)	(327)
Net cash generated from operating activities*	174,467	220,253	384,997	693,988

Cash flow from investing activities
Purchase of property, plant and equipment*	(52,175)	(119,889)	(173,709)	(383,456)
Payment in advance for property, plant and equipment	(9,730)	(18,772)	(15,581)	(88,920)
Purchase of software and licenses	(562)	(3,494)	(3,291)	(19,670)
Consideration paid on business combinations, net of cash acquired	—	(4,486)	—	(4,486)
Proceeds from sale of subsidiary, net of cash disposed	—	—	4,073	—
Proceeds from disposal of property, plant and equipment	12,962	508	14,999	1,468
Insurance claims received	11	32	51	310
Interest income received	5,017	5,761	12,851	17,338
Deposit of short-term deposits	(4,077)	(59,173)	(40,590)	(187,938)
Refund of short-term deposits	4,037	15,908	208,717	36,631
Net cash (used in)/generated from investing activities*	(44,517)	(183,605)	7,520	(628,723)

Cash flows from financing activities
Shares repurchased and canceled through buyback program	—	(5,713)	—	(5,713)
Bank loans and bond proceeds received and transaction costs paid	(194)	318,765	611,397	976,944
Bank loans and bonds repaid	(58,998)	(226,741)	(465,823)	(644,591)
Fees on loans and derivative instruments	(2,041)	(6,149)	(9,295)	(14,820)
Interest paid	(87,037)	(79,173)	(253,001)	(224,118)
Payment for the principal of lease liabilities	(11,929)	(14,844)	(44,463)	(59,426)
Interest paid for lease liabilities	(15,849)	(15,405)	(46,546)	(40,699)
Net (loss)/gain settled on derivative instruments	(2,644)	145	(22,571)	617
Net cash used in financing activities	(178,692)	(29,115)	(230,302)	(11,806)

Net (decrease)/increase in cash and cash equivalents	(48,742)	7,533	162,215	53,459
Cash and cash equivalents at beginning of period	445,713	433,048	293,823	514,078
Effect of movements in exchange rates on cash	528	(15,145)	(58,539)	(142,101)
Cash and cash equivalents at end of period	397,499	425,436	397,499	425,436

*Revised comparative periods to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria.

Use of Non-IFRS financial measures

Certain parts of this document contain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Levered Free Cash Flow (“ALFCF”). The non-IFRS financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with Accounting Standards as issued by International Accounting Standards Board (“IFRS® Accounting Standards”), and may be different from similarly titled non-IFRS measures used by other companies.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA (including by segment) as income/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, impairment of goodwill, business combination transaction costs, impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent, reversal of provision for decommissioning costs, net (gain)/loss on sale of assets, share-based payment (credit)/expense, insurance claims and certain other items that management believes are not indicative of the core performance of our business.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

We believe that Adjusted EBITDA is an indicator of the operating performance of our core business. We believe Adjusted EBITDA and Adjusted EBITDA Margin, as defined above, are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items which have less bearing on our core operating performance. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA and Adjusted EBITDA Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. As a result, investors should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS Accounting Standards. You should exercise caution in comparing Adjusted EBITDA and Adjusted EBITDA Margin as reported by us to Adjusted EBITDA and Adjusted EBITDA Margin as reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin are unaudited and have not been prepared in accordance with IFRS Accounting Standards.

Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS Accounting Standards and you should not consider these as an alternative to income/(loss) for the period or other financial measures determined in accordance with IFRS Accounting Standards.

Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	they do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;
●	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements that would be required for such replacements;
●	some of the items we eliminate in calculating Adjusted EBITDA and Adjusted EBITDA Margin reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period; and
●	the fact that other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, which limits their usefulness as comparative measures.

Accordingly, prospective investors should not place undue reliance on Adjusted EBITDA or Adjusted EBITDA Margin.

ALFCF

We define ALFCF as cash from operations, before certain items of income or expenditure that management believes are not indicative of the core cash flow of our business (to the extent that these items of income and expenditure are included within cash flow from operating activities), and after taking into account net working capital movements, income taxes paid, withholding tax, lease and rent payments made, net interest paid or received, business combination transaction costs, maintenance capital expenditure and routine corporate capital expenditure. We believe that it is important to measure the free cash flows we have generated from operations, after accounting for the cash cost of funding and routine capital expenditure required to generate those cash flows.

We believe ALFCF is useful to investors because it is also used by our management for measuring our operating cash flow, liquidity and allocating resources. While Adjusted EBITDA provides management with a basis for assessing its current operating performance, we use ALFCF in order to assess the long-term, sustainable operating liquidity of our business. ALFCF is derived through an understanding of the funds generated from operations, taking into account our capital structure and the taxation environment (including withholding tax implications), as well as the impact of non-discretionary maintenance capital expenditure and routine corporate capital expenditure. ALFCF provides management with a metric through which to measure the underlying cash generation of the business by further adjusting for expenditure that are non-discretionary in nature (such as interest paid and income taxes paid), as well as certain cash items that impact cash from operations in any particular period.

ALFCF and similar measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an ALFCF-related measure when reporting their results. Such measures are used in the telecommunications infrastructure sector as they are seen to be important in assessing the liquidity of a business. We present ALFCF to provide investors with a meaningful measure for comparing our liquidity to those of other companies, particularly those in our industry.

ALFCF and similar measures are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing ALFCF as reported by us to ALFCF or similar measures as reported by other companies. ALFCF is unaudited and has not been prepared in accordance with IFRS Accounting Standards.

ALFCF is not intended to replace cash from operations for the period or any other measures of cash flow under IFRS Accounting Standards.

ALFCF has limitations as an analytical tool, and you should not consider it in isolation. Some of these limitations are:

●	not all cash changes are reflected, for example, changes in working capital are not included and discretionary capital expenditure are not included;
●	some of the items that we eliminate in calculating ALFCF reflect cash payments that have less bearing on our liquidity, but that impact our operating results for the applicable period;
●	the fact that certain cash charges, such as lease payments made, can include payments for multiple future years that are not reflective of operating results for the applicable period, which may result in lower lease payments for subsequent periods;
●	the fact that other companies in our industry may have different capital structures and applicable tax regimes, which limits its usefulness as a comparative measure; and
●	the fact that other companies in our industry may calculate ALFCF differently than we do, which limits their usefulness as comparative measures.

Accordingly, you should not place undue reliance on ALFCF.

Reconciliation from loss for the period to Adjusted EBITDA and Adjusted EBITDA Margin

The following is a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS measure, which are loss and loss margins, respectively, for the periods presented:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023*	2024	2023*
	$'000	$'000	$'000	$'000

Loss for the period	(205,703)	(268,804)	(1,887,267)	(1,531,355)
Divided by total Revenue	420,282	467,023	1,273,403	1,615,755
Loss margin for the period	(48.9)%	(57.6)%	(148.2)%	(94.8)%
Adjustments:
Income tax expense	6,397	16,659	40,669	89,118
Finance costs(a)	350,825	271,595	2,163,157	1,816,864
Finance income(a)	(25,732)	(5,823)	(49,696)	(18,233)
Depreciation and amortization	91,308	104,931	266,040	340,381
Impairment of withholding tax receivables(b)	21,855	10,508	32,827	35,112
Impairment of goodwill	—	—	87,894	—
Business combination transaction costs	578	161	958	1,647
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent(c)	4,132	103,429	12,959	108,510
Net gain on disposal of property, plant and equipment	(1,270)	(386)	(3,562)	(952)
Share-based payment expense(d)	1,813	2,654	9,879	9,571
Insurance claims(e)	(11)	(32)	(51)	(310)
Other costs(f)	1,783	3,211	8,175	8,059
Other income	—	(1)	—	(59)
Adjusted EBITDA	245,975	238,102	681,982	858,353
Divided by total Revenue	420,282	467,023	1,273,403	1,615,755
Adjusted EBITDA Margin	58.5%	51.0%	53.6%	53.1%

*Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria.

(a)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.
(b)	Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Revenue withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(c)	Represents non-cash charges related to the impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent on the decommissioning of sites.
(d)	Represents expenses related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation inputs assumptions.
(e)	Represents insurance claims included as non-operating income.
(f)	Other costs for the three months ended September 30, 2024, included one-off consulting fees related to corporate structures and operating systems of $0.7 million (three months ended September 30, 2023: $1.7 million) and $5.2 million for the nine months ended September 30, 2024 (nine months ended September 30, 2023: $4.5 million); costs related to internal reorganization for the three months ended September 30, 2024, of $0.9 million (three months ended September 30, 2023: $0.6 million) and $2.7 million for the nine months ended September 30, 2024 (nine months ended September 30, 2023: $0.7 million); other one-off consulting services for the three months ended September 30, 2024, of $Nil (three months ended September 30, 2023: $0.7 million) and $Nil for the nine months ended September 30, 2024 (nine months ended September 30, 2023: $1.7 million); one-off professional fees related to financing for the three months ended September 30, 2024, of $0.1 million (three months ended September 30, 2023: $Nil) and $0.2 million for the nine months ended September 30, 2024 (nine months ended September 30, 2023: $0.2 million).

Reconciliation from cash from operations to ALFCF

The following is a reconciliation of ALFCF to the most directly comparable IFRS measure, which is cash from operations, for the three and nine months September 30, 2024 and 2023:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023*	2024	2023*
	$'000	$'000	$'000	$'000

Cash from operations	182,431	229,913	427,011	740,869
Adjustments:
Net movement in working capital	58,948	8,318	250,771	120,980
Income taxes paid	(6,575)	(8,450)	(35,091)	(42,407)
Withholding tax(a)	(20,195)	(23,159)	(64,299)	(90,088)
Lease and rent payments made	(29,140)	(31,453)	(97,880)	(104,272)
Net interest paid(b)	(82,020)	(73,412)	(240,150)	(206,780)
Business combination transaction costs	181	328	1,850	4,436
Other costs(c)	2,303	2,969	3,779	7,747
Maintenance capital expenditure(d)	(18,763)	(19,259)	(48,512)	(114,278)
Corporate capital expenditure(e)	(61)	(36)	(402)	(1,590)
ALFCF	87,109	85,759	197,077	314,617

Non-controlling interest	(6,605)	(3,186)	(10,327)	(7,747)
ALFCF excluding non-controlling interest	80,504	82,573	186,750	306,870

*Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria.

(a)	Withholding tax primarily represents amounts withheld by customers which may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company.
(b)	Represents the aggregate value of interest paid and interest income received.
(c)	Other costs for the three and nine months ended September 30, 2024, primarily related to one-off consulting fees.
(d)	We incur capital expenditure in relation to the maintenance of our towers and fiber equipment, which is non-discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditure includes the periodic repair, refurbishment and replacement of tower, fiber equipment and power equipment at existing sites to keep such assets in service.
(e)	Corporate capital expenditure, which are non-discretionary in nature, consist primarily of routine spending on information technology infrastructure.